U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On June 3, 2021, Recon Technology, Ltd (the “Company”) entered into a share exchange agreement (the “Agreement”) with Starry Blockchain Energy Pte. Ltd. (“Starry”) and the controlling shareholders of Starry (the “Starry Controlling Shareholders”) to acquire 30% of the equity interest in Starry. Pursuant to the terms of the Agreement, the signing parties agreed that the value of 30% of the equity interest in Starry is $3,000,000. As consideration to acquire Starry’s 30% equity interest, the Company will issue 316,345 unregistered, restricted Class A ordinary shares, based on $9.48 per share, the average closing price in the 30 trading days prior to signing this Agreement, to the Starry Controlling Shareholders.

Pursuant to the Agreement, for so long as RCON is a shareholder of Starry, Starry and the Starry Controlling Shareholders (a) agree to respect the confidentiality of Starry’s patents, trademarks, trade secrets, technology and work product, and not to disclose them to anyone; (b) agree not to make use of research done in the course of work done for Starry while employed by a competitor of Starry; (c) agree not to set up in business as a direct competitor of Starry for a period of two years following the time at which RCON no longer holds any equity in Starry and (d) agrees to pay liquidated damages of $4 million if any violation of this paragraph is proved or admitted.

A copy of the Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summaries of the terms of the Agreement is qualified in its entirety by the Agreement.

On June 3, 2021, the Company issued a press release announcing the entry of the Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

10.1	Share Acquisition Agreement, dated June 3, 2021
99.1	Press Release, dated June 3, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD

Date: June 4, 2021	By:	/s/ Shenping Yin
Name: Shenping Yin
Title: Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer